WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

February 23, 2010

Mr. Phil Rothenberger
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Prime Estates & Developments, Inc. Registration Statement on Form S-11

Dear Mr. Rothenberger:

We have filed on EDGAR the above Amendment No. 4 to Form S-1 on FORM S-11.

Set forth below are our responses to comments on your letter of February 17, 2010.

Comment 1

We have checked the appropriate boxes on the cover page.

Comment 2

We have described what we mean by equity participations.

Comment 3

We have included additional detail concerning this aspect of our business plan.

Comment 4

Disclosure concerning offering expenses revised per comment.

Comment 5

We have revised disclosure concerning Mr. Sinos consistent with this comment.

Comment 6

Amended report attached.

Comment 7

Imputed interest policy disclosure added.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.